September 29, 2006
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, D.C. 20549
Attention: Mr. Jonathan Duersch

Re:	The Houston Exploration Company
Form 10-K for Fiscal Year Ended December 31, 2005 filed March 3, 2006
     (the “Form 10-K”)
Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
     filed May 9, 2006 and August 8, 2006, respectively (the “Forms 10-Q”)
File No. 1-11899
Ladies and Gentlemen:
     Set forth below are the responses of The Houston Exploration Company (referred to as “we,” “us” or “our”) to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings as set forth in the letter dated September 15, 2006 (the “Comment Letter’). For your convenience, we have repeated each of the comments set forth in the Comment Letter, numbered them to correspond to the numbering in the Comment Letter and followed each comment with our response. We have discussed the Comment Letter and the responses contained herein with the Audit Committee of our Board of Directors.
     Based on our review of the Comment Letter, and as further described herein, we believe that our filed Form 10-K, as amended, and Forms 10-Q are not materially inaccurate or misleading and, therefore, believe that amendments to our existing filings are not necessary. Instead, as indicated in our responses below, we hereby propose to make appropriate clarifications or modifications to our disclosures in future filings. We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis.

Mr. Jonathan Duersch
September 29, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 25
Commodity Prices and Effects of Hedging 2005 vs. 2004, page 33
1.	We note your disclosure indicating that you have deferred a $20.6 million loss related to the cash settlement of derivative instruments in the fourth quarter of 2005 as a result of production short falls to accumulated other comprehensive loss. Please clarify for us how you concluded that the contracts associated with this loss continued to qualify for hedge accounting or further describe why you believe this deferral is appropriate. Cite the authoritative accounting literature supporting your conclusion.
Response:
Primarily as a result of damage to third party pipelines and processing facilities resulting from Hurricanes Katrina and Rita in August and September 2005, production from certain of our Gulf of Mexico fields remained curtailed and shut-in as of December 31, 2005. However, as of the time of filing our Form 10-K in early March 2006, it was probable that production from certain of these offshore fields would return to forecasted levels within two months. As a result, we concluded that the $20.6 million loss relating to derivative contracts designated as cash flow hedges should remain deferred in accumulated other comprehensive income at December 31, 2005.
Our conclusion for deferral of the $20.6 million loss is consistent with guidance provided in Derivatives Implementation Group (“DIG”) No. G3, “Cash Flow Hedges: Discontinuation of a Cash Flow Hedge,” which states: “The net derivative gain or loss related to the discontinued cash flow hedge should continue to be reported in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter...”
By the end of the first quarter of 2006, we had determined that due to continued delays in the restoration of third party pipelines and processing facilities to pre-hurricane capacity, production from certain of our offshore fields would not occur in accordance with our internal forecasts; therefore, we reclassified the $20.6 million deferred loss from accumulated other comprehensive income to earnings for the three months ended March 31, 2006. Our reclassification during the first quarter of 2006 is consistent with the guidance provided in DIG No. G3 which states: “If it is probable that the hedged forecasted transaction will not occur

Mr. Jonathan Duersch
September 29, 2006

either by the end of the originally specified time period or within the additional two-month period of time...that derivative gain or loss reported in accumulated other comprehensive income should be immediately reclassified into earnings.”
Operating Expenses, page 35
2.	We note you have capitalized approximately 29% of your total general and administrative expenses to leaseholds and oil and gas properties. Please address the following:
•	Expand your disclosures to describe in detail the types of administrative costs you capitalize. We note your disclosures on page F-13.

•	Clearly demonstrate for us how these costs are directly attributable to acquisition, development, or exploratory costs as those terms are defined in Rule 4-10(a) of Regulation S-X.

•	Expand your management’s discussion and analysis to discuss the specific general and administrative expenses you have capitalized and the factors underlying the comparative change of costs capitalized for each period presented.
Response:
In future filings, we will expand and clarify our disclosures within our management’s discussion and analysis of capitalized general and administrative costs to include a more detailed description of the types of general and administrative costs we capitalize and further clarify that these capitalized costs are internally generated and directly associated with the acquisition, exploration and development of natural gas and oil reserves as follows:
“Under the full cost method of accounting, we capitalize all costs directly associated with our acquisition, exploration and development of natural gas and oil reserves. Included in our capitalized costs are internal general and administrative costs that are directly related to our acquisition, exploration and development activities, such as salaries, benefits and incentive compensation for geological and geophysical employees and other specifically identifiable non-payroll costs. These capitalized general and administrative costs do not include costs related to production operations, general corporate overhead or other activities that are not directly attributable to our acquisition, exploration and development efforts.” In addition to the clarifying disclosure set forth above, we will include in our future filings an appropriate discussion of the factors underlying the comparative change of capitalized general and administrative costs for each period presented.

Mr. Jonathan Duersch
September 29, 2006

Capital Resources, page 39
3.	We note your disclosure on page 26 suggesting that upon consummation of the sale of the Texas portion of your Gulf of Mexico assets you will be required to liquidate certain of your derivative contracts in order to comply with the provisions of your revolving bank credit facility. In the event the expected payment is material to liquidate these contracts please expand your disclosures to quantify the estimated cash out flow anticipated from the liquidation. Refer to FRC Section 501.13.a.
Response:
The May 2006 sale of the Texas portion of our Gulf of Mexico assets, by itself, was not sufficient to trigger a requirement under our revolving bank credit facility to liquidate any of our 2006 hedge position. As of the time of filing the Form 10-K in early March 2006, we had entered into a definitive agreement to sell only the Texas portion of our Gulf of Mexico assets. At that time, we were still pursuing the possible sale of the Louisiana portion of our Gulf of Mexico assets. The sale of our Louisiana offshore assets, when combined with the sale of our Texas offshore assets, likely would have required the liquidation of a portion of our derivative contracts. Because of the uncertainty as to the ultimate need for any liquidation, we concluded that it was appropriate to disclose the possibility of a significant cost notwithstanding the fact that, at the time of the Form 10-K, no liquidation was required and it was unclear whether such liquidation ever would be required.
Subsequent to filing the Form 10-K, on April 7, 2006, we entered into a definitive agreement to sell substantially all of our Louisiana Gulf of Mexico assets, at which time it appeared likely that the liquidation of certain of our 2006 derivative contracts would be required. On page 20 of our Form 10-Q for the quarter ended March 31, 2006, which was filed after we had entered into the agreement to sell the Louisiana assets, we estimated that, based on prices in effect on the date of filing, the cost to unwind the required derivative contracts could be $20-25 million.
The required liquidations were completed by June 30, 2006 for a cost of approximately $14.3 million, as disclosed on page 22 of our Form 10-Q for the quarter ended June 30, 2006.
Based on the foregoing, we believe that our disclosure was appropriate and that no additional disclosure is warranted.

Mr. Jonathan Duersch
September 29, 2006

Note 1 Summary of Organization and Significant Accounting Policies
Revenue Recognition and Gas Imbalances, page F-9
4.	We note your disclosure on page 9 of your document indicating that your sales contracts include provisions to deliver product at specific delivery points. Please expand your revenue recognition accounting policy to more fully disclose the significant terms of your sales contracts including pricing and delivery terms. Describe in your disclosure how you have applied SAB Topic 13. A in light of your contractual provisions.
Response:
In future filings, we will expand our discussion of our revenue recognition accounting policy as follows:
“Our arrangements for the sale of natural gas and oil are evidenced by written contracts with determinable market prices based on published indices. We recognize and record sales when production is delivered to a specified pipeline point, at which time title and risk of loss are transferred to the purchaser. We continually review the credit status of our purchasers to reasonably assure collectibility and, historically, we have not experienced material losses on receivables.”
Natural Gas and Oil Properties, page F-11
5.	We note your disclosure which states that, “Capitalized costs include costs of all unproved properties, internal costs directly related to natural gas and oil activities, and capitalized interest.” Please revise your disclosure to clarify whether or not you capitalize only costs directly associated with acquisition, exploration, and development costs as defined in the full cost rules. Refer to Rule 4-10.ii.c.2 of Regulation S-X.
Response:
In future filings, we will clarify that we capitalize only those costs directly associated with acquisition, exploration and development costs, as defined in the full cost rules.
6.	We note your disclosures indicating that you recognize sales of oil and gas property and equipment as adjustments to the full costs pool unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. Subsequent to December 31, 2005 we note you have entered into significant dispositions of property and equipment and related proven reserve

Mr. Jonathan Duersch
September 29, 2006

quantities associated with the sale of your off-shore operations. Please expand your disclosure to specifically define what you mean by “significantly alter the relationship between capitalized costs and proved reserves.”
Response:
We applied both qualitative indicators and quantitative measures in our analysis, which led us to conclude that the 2006 sales of offshore natural gas and oil properties did not significantly alter the relationship between capitalized costs and proved reserves. In addition to Regulation S-X, Rule 4-10(c)(6)(i), we considered the guidance provided by Staff Accounting Bulletin 47, Regulation S-X, Rule 1-02(w), Financial Reporting Release 406.01.c.iv as well as published industry surveys.
In future filings, we will expand our disclosure as follows:
“Sales and abandonment of natural gas and oil properties, whether or not being amortized currently, are accounted for as adjustments to the full cost pool, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved natural gas and oil reserves. A significant alteration would not ordinarily be expected to occur upon the sale of reserves involving less than 25% of the reserve quantities of a cost center. However, we evaluate each asset sale using both qualitative indicators and quantitative measures to determine whether gain or loss recognition is appropriate.”
7.	Please expand your disclosures to indicate how you factor in price changes to the extent provided by contractual arrangements into your cost center ceiling calculation. Refer to Rule 4-10.ii.c 4.A of Regulation S-X.
Response:
As of December 31, 2005, March 31, 2006 and June 30, 2006, we had no fixed price contracts for the sale of natural gas and oil; however, in future filings, we will expand our disclosure as follows:
“The ceiling test is calculated using natural gas and oil prices in effect as of the balance sheet date and adjusted for “basis” or location differentials, held constant over the life of the reserves. If applicable, the effects of any fixed price arrangements for the sale of natural gas and oil would be factored into our calculation of estimated future cash flows.”

Mr. Jonathan Duersch
September 29, 2006

8.	We note you review your unevaluated properties at the end of each quarter for impairment. Please expand your disclosure to describe the method you apply to evaluate whether impairment has occurred.
Response:
In future filings, we will expand our disclosure of the method we use to evaluate whether impairment has occurred as follows:
“All items classified as unevaluated property are assessed on a quarterly basis for possible impairment or reduction in value. Where practical, our assessment is performed on a property-by-property basis and includes consideration of the following factors, among others: intent to drill; time to surrender the lease; geological and geophysical evaluations; drilling activity and results; economic viability; and assignment of proved reserves.”
General and Administrative Costs and Expenses, page F-13
9.	Please expand your disclosure to quantify the total capitalized internal costs.
Response:
In future filings, we will clarify our disclosure to indicate that we capitalize only those internal general and administrative costs which are directly associated with our acquisition, exploration and development activities. We also will continue to quantify capitalized general and administrative expenses as set forth in the last sentence of the discussion on page F-13.
Capitalization of Interest, page F-13
10.	Please disclose the criteria used to determine when to capitalize interest costs and the duration of the capitalization period. Refer to SFAS 34 and FIN 33.
Response:
In future filings, we will expand our disclosure to add the criteria used to determine whether to capitalize interest and the duration of the capitalization period as follows:
“We capitalize interest on investments in unproved properties and projects under development during the period of time that these investments and projects are classified as unevaluated properties and not subject to depreciation, depletion and amortization. See Note 1 — Summary of Organization and Significant Accounting Policies — Natural Gas and Oil Properties — Unevaluated Properties for a discussion of unevaluated properties and our assessment process.”

Mr. Jonathan Duersch
September 29, 2006

Note 3 Stockholders’ Equity, page F-18
11.	We note your disclosure of your obligation, at KeySpan’s option, to facilitate KeySpan’s sale of its shares of Houston Exploration Company stock. Additionally, we note that in fiscal years 2003 and 2004 you redeemed these shares in exchange for cash and transferring of assets. Please address the following:
•	Provide us with the agreement(s) designating the terms of your obligation to repurchase, register and assist in selling shares of your stock held by KeySpan. Please summarize those terms in your response.

•	Provide us with your analysis of how you concluded that the shares of Houston Exploration’s stock held by KeySpan qualified as permanent equity, including how you considered any cash redemption obligations and registration rights provisions. Cite the authoritative literature supporting your conclusions. Your analysis should specifically address the guidance in SFAS 150, SFAS 133, EITF 00-19 and EITF D-98.
Response:
A.	In connection with our initial public offering, we entered into a registration rights agreement dated September 25, 1996 with THEC Holdings Corp., an indirect wholly owned subsidiary of KeySpan Corporation, our then parent company. The registration rights agreement required us to file, upon the request of THEC Holdings, a registration statement under the Securities Act of 1933, as amended, for the purpose of enabling THEC Holdings to offer and sell any shares of our common stock. THEC Holdings could exercise this right at any time, subject to certain restrictions, and was required to bear the costs of any such registered offerings. The agreement also provided that THEC Holdings could include, at our expense, shares of our common stock owned by it in certain registrations made by Houston Exploration.
On June 2, 2004, Houston Exploration and THEC Holdings amended and restated the registration rights agreement to (i) limit to two the number of times that THEC Holdings could demand that we register its shares, with each such demand covering at least 500,000 shares, (ii) require that we use commercially reasonable efforts to maintain our shelf registration statement filed March 16, 2004 with respect to the shares owned by THEC Holdings for eighteen months (subject to suspension and corresponding extension in certain circumstances) unless THEC Holdings earlier disposed of all such shares and (iii) require us to cooperate with appropriate due diligence and roadshows and enter into underwriting

Mr. Jonathan Duersch
September 29, 2006

agreements in connection with any underwritten offering by THEC Holdings, as well as to reflect certain other immaterial changes.
THEC Holdings sold all of its remaining shares of our common stock in November 2004.
Copies of the original registration rights agreement and the amended and restated registration rights agreement have been provided supplementally to the Staff, and are publicly filed as Exhibit 10.13 to Amendment No. 2 to our Registration Statement on Form S-1 filed August 28, 1996 and Exhibit 99.5 to our Current Report on Form 8-K filed June 4, 2004, respectively. Except for the registration rights agreement and the separate and unrelated transaction-specific agreements entered into shortly before the closing of the transactions on February 26, 2003 and June 2, 2004; as described in subsection B below, there were no other agreements between Houston Exploration and KeySpan or its affiliates relating to an obligation of Houston Exploration to acquire, purchase, redeem, register or assist in the sale of our shares held by KeySpan.
B.	The transactions with KeySpan with respect to our common stock in February 2003 and June 2004 were unrelated to our registration rights agreement and involved the simultaneous sale by KeySpan of its shares to us, our repurchase and cancellation of those shares and the issuance by us of new shares to the public, with the proceeds from those issuances being used to pay KeySpan. In the November 2004 transaction, KeySpan sold all of its remaining shares of our common stock to the public under our shelf registration statement, with no transfer of assets or equity instruments by us to KeySpan.
The common stock held by KeySpan was the same class and had the same rights and privileges as the common stock held by all other shareholders. The original and amended registration rights agreements provided KeySpan with a right to require us only to register their shares, which registration would enable them to offer and sell those shares. Neither the original nor amended registration rights agreement:
•	Represented a derivative instrument or contained an embedded derivative instrument as defined by paragraphs six and 12, respectively, of SFAS 133. “Accounting for Derivative Instruments and Hedging Activities,” as amended;

•	Required us to classify KeySpan’s common stock as other than permanent equity as referenced in EITF Topic No. D-98, “Classification and Measurement of Redeemable Securities;”

Mr. Jonathan Duersch
September 29, 2006

•	Required us to classify KeySpan’s common stock as temporary equity or a liability as referenced in EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock;” or

•	Placed an obligation or requirement upon us to redeem KeySpan’s shares through transfer of our assets or issuance of equity shares, as defined by paragraph three of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (effective May 2003 and updating guidance provided in EITFs 00-19 and D-98).
Other than the transaction-specific agreements, no separate contractual arrangements existed with KeySpan that allowed KeySpan to unconditionally or conditionally require us to redeem its shares of our common stock by physical, net cash or net share settlement or to purchase its shares. Based on these factors, we concluded the common stock held by KeySpan was not a mandatorily redeemable financial instrument and qualified as permanent equity.
Additionally, as described above, the transaction-specific agreements were executed and the transactions were consummated within the same quarterly reporting period. At the time of execution of these agreements, the common stock held by KeySpan became mandatorily redeemable; however, presentation as other than permanent equity was not required because for each transaction, execution of the agreement and consummation of the transaction did not cross financial statement reporting periods.
Note 12 Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities (Unaudited), page F-31
Capitalized Costs of Natural Gas and Oil Properties
12.	Please remove your presentation of a separate line item for asset retirement costs and classify those costs in the asset category to which they specifically relate. Refer to paragraph 11 of SFAS 143.

Mr. Jonathan Duersch
September 29, 2006

Response:
In future filings, we will remove the separate line item for asset retirement obligations and include those costs in the “Properties subject to amortization” line item.
Additions to Unevaluated Properties
13.	Please remove your presentation of a separate line item for capitalized interest and classify those costs in the asset category to which they specifically relate. Refer to paragraph 6 of SFAS 34.
Response:
In future filings, we will remove the separate line item for capitalized interest and will include that amount in the “Exploration and development” line item.
Capitalized Costs Incurred
14.	Please remove your presentation of a separate line item for asset retirement costs and classify those costs in the asset category to which they specifically relate Refer to the Sample Letter Sent to Oil and Gas Producers dated February 24, 2004 which can be located on our website at:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm
Response:
In future filings, we will remove the separate line items for asset retirement obligations costs and will include those amounts within the applicable cost category.
Present Value of Future Net Cash Flows Relating to Proved Natural Gas and Oil Reserves (“PV 10”)
15.	Please remove your disclosures and presentation of your PV 10 from the notes to your financial statements. In this regard Item 10(e) of Regulation S-K, specifically prohibits presenting non-GAAP financial measures in the accompanying notes to the financial statements. Refer to Item 10(e)(ii)(C) of Regulation S-K.

Mr. Jonathan Duersch
September 29, 2006

Response:
In future filings, we will remove all disclosure with respect to PV10 from the unaudited supplemental data included in the notes to our financial statements and move this information to Part I. Items 1. and 2. within the caption “Natural Gas and Oil Reserves” in accordance with Item 10(e)(ii)(C) of Regulation S-K.
     In addition, we hereby acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.
     Please do not hesitate to call the undersigned at (713) 830-6811, or Carolyn M. Campbell, our Senior Vice President and General Counsel, at (713) 830-6821 if you have questions with respect to the foregoing or if we may provide the Staff with any additional information.

Very truly yours,
/s/ ROBERT T. RAY
Robert T. Ray
Senior Vice President and Chief Financial Officer

cc:	Jill S. Davis, U.S. Securities and Exchange Commission
William G. Hargett, Chairman and Chief Executive Officer
Carolyn M. Campbell, Senior Vice President and General Counsel
James F. Westmoreland, Vice President and Chief Accounting Officer
Jennifer De la Rosa, Akin Gump Strauss Hauer & Feld LLP
Paul L. Horak, Deloitte & Touche LLP